

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2023

R. Wayne Prejean
Chief Executive Officer
Drilling Tools International Corporation
3701 Briarpark Drive, Suite 150
Houston, Texas 77042

> **Re: Drilling Tools International Corporation**
> **Registration Statement on Form S-1**
> **Filed July 20, 2023**
> **File No. 333-273348**

Dear R. Wayne Prejean:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed July 20, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 57

1. In light of the significant number of redemptions, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. To provide context, disclose the percentage of redemptions, the remaining amount in the trust account after redemptions and the aggregate expenses from the business combination transaction. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

2.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that HHEP-Directional, L.P., a beneficial owner of over 53.5% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Will Anderson